Mail Stop 3561

July 15, 2008

William Hartman
Chief Financial Officer
ZAP
501 Fourth Street
Santa Rosa, CA 95401

>   **Re: ZAP**
>   **File No. 001-32534**
>   **Form 10-KSB: For the fiscal year ended December 31, 2007**
>   **Form 10-Q: For the quarterly period ended March 31, 2008**

Dear Mr. Hartman:

We have reviewed the above referenced filings and have the following comments. We ask you to revise future filings in response to some of these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We may also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-KSB: For the fiscal year ended December 31, 2007

Item 6. Management's Discussion and Analysis of Plan of Operation

Results of Operations, page 21

1. As a small business issuer, we believe that your MD&A disclosure should discuss changes in your financial condition and results of operations with particular emphasis on your prospects for the future. In this regard, your disclosure should provide a qualitative and quantitative discussion of any known trends, events, or uncertainties

that have had or are reasonably likely to have a material impact on your net sales or income from continuing operations, so that an investor may better understand and evaluate your company and its results of operation. For example, your MD&A should not only disclose that the decline in your net sales was due to less sales of Smart Cars Americanized by ZAP, but should also clearly indicate that you have discontinued the distribution of Smart Cars due to the "interference" from Daimler Chrysler and quantify the impact. Similarly, your MD&A should discuss the underlying reasons for the significant improvement in both the gross margin realized by your Electric Consumer Products segment and the sales recognized by your "Portable Energy" segment. In future filings, please expand your MD&A disclosure to provide a more detailed quantitative and qualitative analysis of the factors affecting your results of operations, so that an investor can better assess the trends of your business.

2. In addition, as each of the aforementioned examples of changes in your operating performance relates to a different segment, provide supplemental disclosure in MD&A which discusses your results of operations upon the performance of your reportable segments. Your disclosure should include a comparative analysis of each segment's results for the periods presented. Further, to help investors better understand the contributions of your segments to your consolidated results of operations, include a general overview of i) the significant factors that affect the gross profit of each segment in terms of dollar amount and as a percentage of net sales and ii) the factors that cause each of these measures to vary among segments. As part of your response, please provide a sample of your intended expanded disclosure. Refer to Item 303(a) of Regulation S-K for further guidance.

Liquidity and Capital Resources, page 22

3. Per Note 10 to your financial statements, you entered into an agreement to form a joint venture with Youngman Automobile Co., Ltd. Based upon your disclosure, you have agreed to invest $49 million into the new joint venture by December 31, 2008. We note from your balance sheets that you only had cash and cash equivalent balances of approximately $4.3 million and $2.5 million as of December 31, 2007 and March 31, 2008, respectively. Furthermore, we note that you currently are not producing cash from operating activities and do not have a bank operating line of credit. Based upon the aforementioned facts, it is unclear how you intend to fulfill the investment commitment associated with your new joint venture. Please expand your disclosure in the "Liquidity and Capital Resources" section of MD&A to discuss all commitments that are reasonably likely to have a material impact on your short-term and long-term liquidity and capital resources. In addition, please disclose how you intend to generate the cash required to fulfill your commitments, including internal and external sources of funds. At a minimum, we would expect your expanded disclosure to discuss the aforementioned investment commitment and your commitment to purchase $10 million in PML wheel motors. As part of your response, please provide a sample of your intended expanded disclosure. Refer to Item 303(a) of Regulation S-K for further guidance.

4. In addition, we note per your MD&A disclosure that you have invested approximately $700,000 into your newly formed joint venture with Youngman Auto Group ("Youngman"). Please tell us where your investment is reported on your balance sheet at December 31, 2007 and March 31, 2008. Also, tell us why your investment amount does not appear in the "Investing Activities" section of your statement of cash flows for the period ending December 31, 2007, when it appears that your investment was made in 2007. Further, expand your disclosure in future filings to disclose your percentage ownership in the joint venture and how you plan to account for your investment.

5. Further, you have disclosed that "Detroit Electric" and "EV Holdings" are each associated with your joint venture arrangement with Youngman. Please clarify for us and in your disclosure the relationship of these entities in regard to the joint venture with Youngman.

Note 13 – Litigation, page 54

6. We note that in December of 2007, you reached a settlement in the case ZAP v. International Monetary Group, and in connection with such settlement, you issued 387,500 shares of ZAP common stock to IMG. In addition, we note that you reached a tentative settlement in the case ZAP v. Norm Alvis on March 4, 2008. Based upon your disclosure, it is unclear whether a liability and related expense were recognized in your financial statements with regard to either settlement. As such, please tell us and expand your disclosure to discuss i) the specific dollar amount of each settlement, ii) how the amount of the associated liability and expense were determined, including the value of any stock issued, and iii) the period in which the liability and expense were recognized. If no expense or liability was recognized with regard to either settlement, please explain why recognition was deemed unnecessary.

Note 14 – Segment Reporting, page 56

7. Please include a concise description of the nature of the products or services provided by each of the indicated segments.

8. Please tell us and disclose the reason for a substantial portion of your results of operations being attributed to the "Electric Consumer Products" segment. In connection with this, explain the basis of your allocation of operating expenses. In particular, explain how your general and administrative expenses and other income/expense have been allocated to each of your segments.

Form 10-Q: For the quarterly period ended March 31, 2008

Item 1. Financial Statements

Notes to Condensed Consolidated Financial Statements

General

9. We note that the footnotes to your financial statements do not include the interim period segment disclosures required by paragraph 33 of SFAS No. 131. Please revise future filings, accordingly.

Note 4 -- Stock-based Compensation, page 6

10. You state that as of March 31, 2008, total unrecognized compensation cost associated with unvested employee stock options was $1.2 million, which is expected to be recognized through March 2011. In your Form 10-KSB for the fiscal year ended December 31, 2007, you stated that the total unrecognized stock-based compensation balance for unvested options was $8.9 million, which was expected to be recognized through 2010 (pages 28 and 38). Based upon the amount of stock-based compensation recognized during the quarterly period ended March 31, 2008, and the fact that no options appeared to have expired or to have been forfeited during such period, it is unclear why the unrecognized compensation expense associated with your options would only be $1.2 million as of March 31, 2008. In this regard, please reconcile between the amounts of unrecognized compensation expense disclosed as of December 31, 2007 and March 31, 2008. As part of your response, clarify whether the amount of stock compensation expense recognized in your statement of operations for the period ended March 31, 2008 was i) $249,000, as disclosed in your footnote or ii) the amounts disclosed in your statement of cash flows as "Stock-based compensation for consulting and other services" and "Stock-based employee compensation." Please also clarify whether the $1.2 million reflected in your cash flow statement as "Stock-based compensation for consulting and other services" was included in your unrecognized stock-based compensation balance of $8.9 million at December 31, 2007.

Note 9 – Related Party Transactions

Sale of Portable Energy Product Line, page 10

11. We note that in March of 2008, you agreed to sell 50% of your portable energy product line to Al-Yousuf LLC for $1,000,000. Per your disclosure, it appears that this sale will be completed during the second quarter of fiscal year 2008. Given that you will only own 50% of the portable energy business upon the completion of this transaction, it appears that the business may not be consolidated in future reporting periods. In this regard, please tell us and disclose your intended accounting treatment for your 50% post-sale ownership interest. We note that if the remaining 50% equity interest is to be

accounted for under the equity method, such accounting treatment should <u>not</u> be applied retroactively to the beginning of your fiscal year. As part of your response, also tell us, and disclose in future filings, your accounting for the sale transaction, whether or not completed, including the expected impact of the transaction on your balance sheet and statement of operations. Please specifically tell us the amount of any gain expected to be recognized in connection with this transaction, as well as the income statement geography where such gain is expected to be reported.

12. Additionally, please explain to us the material terms and conditions of the sale of the 50% interest in the portable energy business. In particular, describe for us any provisions that require that a portion of the purchase price must be returned or refunded. Further, tell us the name of who performed the independent appraisal of the portable energy business and the basis for a fair value of the business.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in its filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jeffrey Sears at 202-551-3302 or Doug Jones at 202-551-3309 with any questions. You may also contact me at 202-551-3816.

Sincerely,

Joseph Foti
Senior Assistant Chief Accountant